UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d - 102)

Information to be included in statements filed pursuant
to Rules 13d-1(b), (c) and (d) and amendments thereto filed
pursuant to 13d-2(b)

(AMENDMENT NO. )*

Broadcast International, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

11131M100
(CUSIP Number)

December 23, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)
[x]        Rule 13d-1(c)
[ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gem Partners, LP

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)     [x]
(b)     [ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

7,370,097

7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

7,370,097

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON

7,370,097

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*[X]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%

12.TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gem Investment Advisors, LLC

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)     [x]
(b)     [ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

7,370,097

7.SOLE DISPOSITIVE POWER
0

8.SHARED DISPOSITIVE POWER

7,370,097

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON

7,370,097

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*[X]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%

12.TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Daniel M. Lewis

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)     [x]
(b)     [ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

7,370,097

7.SOLE DISPOSITIVE POWER

0

8. SHARED DISPOSITIVE POWER

7,370,097

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

7,370,097

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*[X]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%

12.TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).      NAME OF ISSUER:

Broadcast International, Inc. (the "Issuer")

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                7050 Union Park Avenue, Suite 600
Salt Lake City, Utah 84047

ITEM 2(a).      NAME OF PERSON FILING:

The names of the persons filing this statement on this Schedule 13G (collectively, the “Reporting Persons”) are:

-	Gem Partners, LP (the “Gem Partners”).

-	Gem Investment Advisors, LLC (“Advisors”).

-	Daniel M. Lewis (“Lewis”).

                  Advisors is the general partner of Gem Partners.  Mr. Lewis is the managing member of Advisors.

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The business address of each of Gem Partners, Advisors and Mr. Lewis is 100 State Street, Suite 2B, Teaneck, New Jersey 07666.

ITEM 2(c).      CITIZENSHIP:

Mr. Lewis is a citizen of the United States.

Gem Partners is a Delaware limited partnership.

Advisors is a Delaware limited liability company.

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

                Common Stock, $.05 par value per share (the “Common Stock”)

ITEM 2(e).      CUSIP NUMBER:

11131M100

ITEM 3.         IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR
                       13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

        (a)     [ ]  Broker or dealer registered under Section 15 of the Exchange Act.

        (b)     [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.

        (c)     [ ]  Insurance company defined in Section 3(a)(19) of the Exchange Act.

        (d)     [ ]  Investment company registered under Section 8 of the Investment Company Act.

        (e)     [ ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

        (f)      [ ]  An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

        (g)     [ ]  A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

        (h)     [ ]  A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

        (i)      [ ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

        (j)      [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

   If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

ITEM 4.         OWNERSHIP.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

(i) As of the date of this filing, due to the Ownership Limitation (as defined below), Gem Partners beneficially owns 7,370,097 shares of Common Stock, consisting of: (A) 6,666,666 shares of Common Stock, and (B) warrants (“Warrants”) exercisable for 703,431 shares of Common Stock.

Notwithstanding the above, as of the date of this filing, the Warrants held by Gem Partners are exercisable for 3,333,333 shares of Common Stock.  However, in accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the number of shares of Common Stock into which the Warrants are exercisable are limited pursuant to the terms of the Warrants to that number of shares of Common Stock which would result in Gem Partners (and its affiliates) having aggregate beneficial ownership of 9.9% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation").  The Reporting Persons disclaim beneficial ownership of any and all shares of Common Stock issuable upon any exercise of the Warrants if such exercise would cause Gem Partners’ (and its affiliates) aggregate beneficial ownership to exceed or remain above the Ownership Limitation (as is currently the case).  Therefore, as of the date hereof, Gem Partners disclaims beneficial ownership of 2,629,902 shares of Common Stock that the Warrants would otherwise be exercisable for due to the Ownership Limitation.

(ii) Advisors, as the general partner of Gem Partners, beneficially owns the 7,370,097 shares of Common Stock beneficially owned by Gem Partners.

(iii) Mr. Lewis, as the controlling person of Advisors, is deemed to beneficially own the 7,370,097 shares of Common Stock beneficially owned by Advisors.

(iv) Collectively, the Reporting Persons beneficially own 7,370,097 shares of Common Stock.

(b)	Percent of Class:

(i) Gem Partners’ beneficial ownership of 7,370,097 shares of Common Stock represents 9.9% of all of the outstanding shares of Common Stock.

(ii) Advisors’ beneficial ownership of 7,370,097 shares of Common Stock represents 9.9% of all of the outstanding shares of Common Stock.

(iii) Mr. Lewis’s beneficial ownership of 7,370,097 shares of Common Stock represents 9.9% of all of the outstanding shares of Common Stock.

(iv) Collectively, the Reporting Persons’ beneficial ownership of 7,370,097 shares of Common Stock represents 9.9% of all of the outstanding shares of Common Stock.

           (c)  Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Not applicable.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

Gem Partners, Advisors and Mr. Lewis have shared power to vote or direct the vote of the 7,370,097 shares of Common Stock beneficially owned by Gem Partners.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

Gem Partners, Advisors and Mr. Lewis have shared power to dispose or direct the disposition of the 7,370,097 shares of Common Stock beneficially owned by Gem Partners.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

   Not applicable.

ITEM 7.         IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                       ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                       COMPANY.

               Not applicable.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                See Exhibit B.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP.

                 Not applicable.

ITEM 10.        CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                                                                                       SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  January 3, 2011

GEM PARTNERS, LP
By: Gem Investment Advisors, LLC, as General Partner

By:  /s/ Daniel M. Lewis
                            Daniel M. Lewis, Managing Member

GEM INVESTMENT ADVISORS, LLC

By:  /s/ Daniel M. Lewis
            Daniel M. Lewis, Managing Member

/s/ Daniel M. Lewis
     Daniel M. Lewis

EXHIBIT A
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Broadcast International, Inc. dated as of January 3, 2011 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  January 3, 2011

GEM PARTNERS, LP
By: Gem Investment Advisors, LLC, as General Partner

By:  /s/ Daniel M. Lewis
                            Daniel M. Lewis, Managing Member

GEM INVESTMENT ADVISORS, LLC

By:  /s/ Daniel M. Lewis
            Daniel M. Lewis, Managing Member

/s/ Daniel M. Lewis
     Daniel M. Lewis

EXHIBIT B

GEM Partners, LP

Gem Investment Advisors, LLC

Daniel M. Lewis